                 WTTJ CORP.

November 8,  2012

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ Corp Form S-1

Originally filed on May 7, 2012

Dear Mr. Shuman:

We are hereby requesting to withdraw the request for acceleration of effectiveness of the above referenced S-1 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933 due to an error in the File Number (000-54082) on the previous request dated November 8, 2012.

Thank you for your assistance.

Sincerely,

WTTJ CORP.

/s/ Peter Klamka

Peter Klamka

President